February 10, 2017 VIA EDGAR AND E-MAIL Ms. Elisabeth Bentzinger U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of 1290 Funds (the “Trust”), set forth below are comments that you provided on January 27, 2017 concerning Post-Effective Amendment No. 34 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to 1290 Convertible Securities Fund, 1290 DoubleLine Dynamic Allocation Fund, 1290 GAMCO Small/Mid Cap Value Fund, 1290 Global Talents Fund, 1290 High Yield Bond Fund, 1290 Low Volatility Global Equity Fund, 1290 Multi-Alternative Strategies Fund, 1290 SmartBeta Equity Fund and 1290 Unconstrained Bond Managers Fund (each, a “Fund” and collectively, the “Funds”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on December 15, 2016 pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Please update the EDGAR series and class identifiers with ticker symbols for Class T shares when they are available.

Response: The Trust confirms that it will update the identifiers with the ticker symbols for Class T shares.

2.	1290 Convertible Securities Fund - Summary Prospectus

a.

Fees and Expenses of the Fund (p. 1): Footnote 2 to the fee table indicates that Other Expenses of Class T shares are estimated for the current fiscal year. The staff notes that the Other Expenses of a new share class generally should be based on actual fund expenses. Please explain supplementally why you expect the Other Expenses of the Fund’s Class T shares to be materially different from the Other Expenses of the Fund’s other share classes. See Instruction 3(d)(ii) to Item 3 of Form N-1A.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Elisabeth Bentzinger

February 10, 2017

Response: The Trust notes that Class T shares have not yet commenced operations and have a fee structure that differs from that of the Fund’s other share classes. Although Form N-1A requires a fund to base its “Annual Fund Operating Expenses” (which include “Other Expenses”) on amounts incurred during the fund’s most recent fiscal year, Form N-1A does not address the disclosure of “Other Expenses” for newly established share classes with no prior operating history. Accordingly, in the absence of specific guidance in Form N-1A regarding the disclosure of “Other Expenses” for new share classes, the Trust believes that providing a good faith estimate of “Other Expenses” for a new share class based on expected asset levels for the first 12 months of the new share class’s operations is a reasonable approach to disclosing expense information in a manner that is not misleading, and provides more meaningful information than merely disclosing the amount historically incurred by a different share class of the fund.

b.

Risk/Return Bar Chart and Table (p. 4): The paragraph preceding the bar chart states that Class T shares commenced operations on March 1, 2017. Throughout the filing, please reconcile whether Class T shares commenced operations on March 1, 2017 or February 28, 2017.

Response: The Trust notes that Class T shares of the Fund will not be offered for sale as of the date of the Prospectus and have not commenced operations. Therefore, the Trust has revised the disclosures regarding the date of the Class T shares’ commencement of operations to indicate that: (i) Class T shares have not yet commenced operations and (ii) performance information for Class T shares will be available after Class T shares have been in operation for one full calendar year. The Trust notes that, although Class T shares of the 1290 GAMCO Small/Mid Cap Value Fund, 1290 High Yield Bond Fund and 1290 SmartBeta Equity Fund are not yet offered for sale, Class T shares of these Funds commenced operations on November 12, 2014. Therefore, with respect to these Funds, the performance of Class T shares is provided and the paragraph preceding the bar chart reflects that the performance of Class T shares for periods prior to February 28, 2017 (the date that Class C shares will be redesignated as Class T shares) has been adjusted to reflect the current sales charges applicable to Class T shares.

c.

If Class T shares are more expensive than Class A shares, please disclose that, if the performance of Class A shares had been adjusted to reflect the expenses of Class T shares for periods prior to the Class T shares’ commencement of operations, the performance of Class T shares would be lower.

Response: The Trust notes that, since Class T shares of the Fund will not be offered for sale as of the date of the Prospectus and, except as indicated in the response to 2.b above, have not commenced operations, performance information for Class T shares will not be provided. Therefore, the Trust has deleted the disclosure regarding the effect of the adjustment of the performance of Class A shares.

d.	General: Please note that responses to comments made to the summary prospectus for the 1290 Convertible Securities Fund should be made to the summary prospectus for each of the Funds, as applicable.

Elisabeth Bentzinger

February 10, 2017

Response: The Trust acknowledges that responses to comments made to the summary prospectus for the 1290 Convertible Securities Fund will be made to the summary prospectus for each of the Funds, as applicable.

3.	1290 Low Volatility Global Equity Fund - Summary Prospectus

a.

Principal Investment Strategy (p. 27): The second sentence of the first paragraph states that “[u]nder normal market conditions, the Fund invests at least 80% of its net assets in Underlying ETFs that invest primarily in equity investments…”

i.	Please add “plus any borrowings for investment purposes” after “net assets.”

Response: The Trust has made the requested change.

ii.

Please either confirm supplementally that each Underlying ETF in which the Fund will invest also has a policy to invest at least 80% of its net assets in equity investments or revise the Fund’s 80% policy to state that the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities through investments in Underlying ETFs.

Response: The Trust has revised the Fund’s 80% policy to state that the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities through investments in Underlying ETFs.

iii.	Please add a statement indicating that the Fund will consider the investments of the Underlying ETFs in determining its compliance with Rule 35d-1 under the 1940 Act.

Response: In the adopting release to Rule 35d-1, the SEC stated that “[i]n appropriate circumstances…an investment company [may] include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” The Trust is not aware of any specific requirement under the federal securities laws or a formal SEC position requiring an investment company to “look through” to an Underlying ETF’s investments for the purposes of determining the Fund’s compliance with Rule 35d-1. Therefore, the Trust does not believe that the Fund is under any obligation to “look through” to the holdings of the Underlying ETFs. The Trust notes that, consistent with the Fund’s 80% Policy, the Fund’s investments in exchange-traded funds that, in turn, invest substantially all of their assets in equity securities clearly would constitute investments “in equity securities through investments in Underlying ETFs that invest primarily in equity investments...”

b.

Principal Investment Strategy (p. 27): The staff notes that the second sentence of the first paragraph states that the Underlying ETFs’ equity investments may include preferred stocks. Please add to the “Principal Risks” section disclosure regarding the risks of investing in preferred stocks.

Response: The Trust has added “Preferred Stock Risk” to the “Principal Risks” section.

c.

Principal Investment Strategy (p. 28): The third paragraph of the principal investment strategy states that foreign securities may include securities of “issuers doing a substantial amount of business outside the U.S.” Please define “substantial amount of business.” The staff notes that the principal investment strategy for 1290 Global Talents Fund states that issuers doing a substantial amount of business outside of the U.S. are “companies that derive at least 50% of their revenue or profits from businesses outside the U.S. or have at least 50% of their sales or assets outside the U.S.” Please add similar disclosure to the principal investment strategy for the 1290 Low Volatility Global Equity Fund.

Elisabeth Bentzinger

February 10, 2017

Response: Unlike the Global Talents Fund, which invests directly in securities, the 1290 Low Volatility Global Equity Fund is a “fund of funds” and invests in Underlying ETFs. With respect to its non-U.S. investments, the Fund invests in Underlying ETFs that track the performance of certain indexes that comprise a segment of the non-U.S. securities markets (e.g., the MSCI EAFE Minimum Volatility Index, MSCI EAFE IMI Index, and S&P BMI International Developed Low Volatility Index).

Accordingly, the Fund’s Principal Investment Strategy will be revised to state that foreign securities are determined in accordance with the policies of the Underlying ETFs and may include securities of: (i) foreign government issuers, (ii) issuers organized or located outside the U.S., (iii) issuers which primarily trade in a market located outside the U.S., or (iv) issuers that are represented in an index of securities of non-U.S. markets.

4.	Statutory Prospectus

a.

More Information on Strategies and Risks (p. 54): The disclosure next to the “Convertible Securities” heading indicates that 1290 Low Volatility Global Equity Fund may invest in convertible securities, but convertible securities are not listed in the Fund’s principal investment strategy. In the disclosure provided in response to Item 9(b) of Form N-1A, please clearly distinguish the investment strategies that are principal from the investment strategies that are not principal with respect to each Fund. Alternatively, please move all non-principal investment strategies to the Statement of Additional Information (“SAI”). See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Response: The Trust has deleted the reference to 1290 Low Volatility Global Equity Fund in the disclosure next to the “Convertible Securities” heading. Additionally, the Trust notes that, as required by Form N-1A, the Funds’ principal investment strategies are identified in the summary prospectuses. The Funds’ principal investment strategies, as well as additional information associated with the Funds’ principal investment strategies, are described within the statutory prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Funds’ principal investment strategies are discussed in the summary prospectuses. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy in response to Item 9(b). Therefore, the Trust respectfully declines to make any further revisions.

b.

How Sales Charges Are Calculated (p. 108): Per Item 12(a)(1) of Form N-1A, please add a table under the “Class T Shares” heading that discloses the sales load applicable to Class T shares as a percentage of both the offering price and the net amount invested.

Response: The Trust has revised the disclosure under the “Class T Shares” heading to reflect the sales load applicable to Class T shares as a percentage of both offering price and the net amount invested.

Elisabeth Bentzinger

February 10, 2017

c.

How Sales Charges Are Calculated (p. 108): Under the “Class T Shares” heading, please disclose whether the sales load applicable to Class T shares is imposed on shares, or amounts representing shares, that are purchased with reinvested dividends or other distributions.

Response: The Trust has added disclosure to reflect that the sales load applicable to Class T shares will not be imposed on reinvested dividends or other distributions.

d.	Ways to Reduce or Eliminate Sales Charges (p. 111): In the first paragraph, please clarify that this disclosure is only applicable to Class A shares.

Response: The Trust has made the requested change.

e.

Ways to Reduce or Eliminate Sales Charges (p. 111): The first sentence of the last paragraph under the heading “Eliminating the Sales Charges and the CDSC - Class A Shares Only” states that “[t]he CDSC will not apply to Class A shares for which the selling dealer is not permitted to receive a sales load or redemption fee…” Please clarify whether “sales load” refers only to a CDSC or also to a front-end sales load. If the latter, please clarify whether this provision also applies to Class T shares.

Response: The Trust notes that the reference to “sales load” refers specifically to a CDSC imposed upon Class A shares that were purchased without a front-end sales load. Because the disclosure appears under the heading “Eliminating Sales Charges and the CDSC — Class A Shares Only,” the Trust respectfully submits that no further clarification is needed.

f.

Ways to Reduce or Eliminate Sales Charges (p. 111): The last sentence of the last paragraph under the heading “Eliminating the Sales Charges and the CDSC - Class A Shares Only” states that “[i]f the dealer agrees to these reimbursement arrangements, no CDSC will be imposed with respect to Class A shares purchased for $1,000,000 or more. Please identify in the prospectus the name of each selling dealer whose investors currently receive the CDSC waiver. Further, the reimbursement arrangements must also be described in the prospectus. See Item 12(a)(2) of Form N-1A and Rule 22d-1 under the 1940 Act. The staff notes that this information may be included in an appendix to the prospectus that meets the requirements set forth in Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 15, 2016). Please provide the requested information to the staff before the Post-Effective Amendment becomes effective.

Response: The Trust has revised the disclosure to indicate that the CDSC waiver applies to all dealers that sell shares of the Funds. Additionally, the Trust has added the following sentence, which describes the reimbursement arrangements:

“In the event of a redemption of Class A shares sold without a front-end sales load within 12 months of purchase, the selling dealer will reimburse the distributor for the amount of commission paid, less the amount of the distribution fee with respect to such shares.”

g.

Ways to Reduce or Eliminate Sales Charges (p. 111): Please clarify whether the disclosure under the heading “Reinstatement Privilege” is applicable to both Class A and Class T shares or only to Class A shares.

Elisabeth Bentzinger

February 10, 2017

Response: The Trust has revised the disclosure to clarify that the disclosure under the heading “Reinstatement Privilege” is applicable to both Class A and Class T shares.

5.	SAI

a.

Fundamental Restrictions (p. 5): Please revise the notation regarding the Fund’s concentration policy under the heading “Notations Regarding the Fund’s Fundamental Investment Restrictions” to clarify that a Fund will consider the concentration of other investment companies in determining compliance with its concentration policy and that it will do so for all investment companies in which it invests, and not just for those investment companies that may concentrate their assets in one or more industries. Similarly, please reconcile the statement that a Fund may indirectly concentrate in a particular industry or group of industries through its investments in securities of other investment companies or investment vehicles with each Fund’s fundamental investment restriction of not concentrating in a particular industry or group of industries.

Response: The Trust is not aware of a requirement to “look through” underlying investment companies in which a Fund invests for purposes of administering its concentration policy. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

b.

Exemptions From Class A CDSC (p. 92): Please describe in the prospectus all arrangements that result in a waiver of the CDSC. The staff notes that three arrangements are disclosed in the SAI, but not the prospectus: (1) shares or amounts representing increases in the value of an account above the net cost of the investment due to increases in the net asset value per share; (2) shares acquired by exchange from any Fund of the 1290 Funds where the exchanged shares would not have been subject to a CDSC upon redemption; and (3) exchanges to purchase shares of another Fund of the 1290 Funds (although a CDSC will be imposed on shares (when redeemed) of the acquired fund purchased by exchange of shares subject to a CDSC).

Response: The Trust has added to the prospectus all arrangements that result in a waiver of the CDSC.

c.	Special Fiduciary Relationships (p. 92): The staff notes that the information disclosed in this section should also be disclosed in the prospectus.

Response: The Trust has added to the prospectus the disclosure that appears in the “Special Fiduciary Relationships” section of the SAI.

d.

Appendix B: With respect to 1290 Multi-Alternative Strategies Fund, the staff notes that Miao Hu is a new portfolio manager and that information provided for Miao Hu should be as of the most recently practicable date per Instruction 1 to Item 20(a)-(c) of Form N-1A.

Response: The Trust notes that Miao Hu was added as a portfolio manager of the 1290 Multi-Alternative Strategies Fund in a supplement dated May 26, 2016. Accordingly, because Miao Hu was added as a portfolio manager prior to the Fund’s fiscal year end, the Trust believes that it is appropriate to disclose the information required by Item 20 of Form N-1A as of the Fund’s fiscal year end.

Elisabeth Bentzinger

February 10, 2017

e.	Appendix D: Please confirm that the information in Appendix D will be provided as of a date that is no more than 30 days prior to the date of filing of the post-effective amendment.

Response: The Trust confirms that the information in Appendix D will be provided as of a date that is no more than 30 days prior to the date of filing of the post-effective amendment.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc: Patricia Louie, Esq.
Kiesha T. Astwood-Smith, Esq.
Anthony Geron, Esq.
AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.
K&L Gates LLP